FORM 4
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Rambo Rex (Last) (First) (Middle) 9 Brookwood Drive (Street) Medford, NJ 08055 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol A.C. Moore Arts & Crafts, Inc. (“ACMR”) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 6, 2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
         Director            10% Owner
   X    Officer (give title below)
         Other (specify below)
Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   X    Form filed by One Reporting Person
            Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/5/2002		S		17,500	D	$15.93
Common Stock	11/5/2002		S		5,000	D	$16.00
Common Stock	11/5/2002		S		5,000	D	$16.20
Common Stock	11/5/2002		S		2,500	D	$16.24
Common Stock	11/6/2002		M		30,000	A	$2.88
Common Stock	11/6/2002		S		15,000	D	$16.15
Common Stock	11/6/2002		S		15,000	D	$16.30	18,800(1)	D
Common Stock								4,676(2)	I	By 401(k) Plan

( Over) SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting persons, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr.4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	(A)	(D)	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$ 2.88(3)	11/6/02		M			30,000(3)	(4)	7/19/09	Common Stock	30,000(3)		30,000(3)	D
Explanation of Responses:

(1)	On June 25, 2002, ACMR's Board of Directors approved a two-for-one stock split to shareholders of record as of the close of business on July 15, 2002 (the “Stock Split”). This resulted in Mr. Rambo acquiring 24,400 additional shares of ACMR common stock (not including shares under ACMR's 401(k) Plan).
(2)	Between 1999 and September 30, 2002, Mr. Rambo acquired 4,676 (post-split) shares of ACMR common stock under the ACMR
401(k) Plan. The information in this report is based on a plan statement dated as of September 30, 2002.
(3)	This option was previously reported as covering 30,000 shares at an exercise price of $5.75 per share, but was adjusted as a result of the Stock Split into an option to purchase 60,000 shares at an exercise price of $2.88 per share.
(4)	This option vested in three equal installments on July 19, 2000, July 19, 2001 and July 19, 2002.
The filing of this Statement shall not be construed as an admission (a) that the person filing this Statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. __________________________________ See 18 U.S.C 1001 and 15 U.S.C. 78ff(a)	/s/ Leslie H. Gordon __________________________________ **Signature of Reporting Person Leslie H. Gordon Attorney-In-Fact	11/6/02 _______________________ Date
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POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby constitutes and appoints each of Leslie H. Gordon and John Parker, signing singly, the undersigned's true and lawful attorney-in-fact to:
(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of A. C. Moore Arts & Crafts, Inc. (the “Company”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Act of 1934.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10 day of September , 2002.
/s/ Rex Rambo __________________________________ Signature